

Mail Stop 4720

June 9, 2017

James Jiayuan Tong
Chief Executive Officer, Chief Financial Officer, Director
Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016, China

      Re: **Bison Capital Acquisition Corp.**
              Registration Statement on Form S-1
              Filed May 31, 2017
              File No. 333-218404

Dear Mr. Tong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure throughout your prospectus that you are "not limited to a particular industry" and your only focus is on a geographic region, as well as disclosure on page 51 that you "primarily seek to acquire one or more growth businesses with a total enterprise value of between $200,000,000 and $300,000,000." However, this information appears to differ from the testing the waters materials submitted on May 10, 2017. Please revise your prospectus to provide similar information or explain why such information is not material to investors.

2.   We note your disclosure on page F-15 in the Financial Statements that the warrants may become exercisable on the later of the consummation of the business combination or 12 months from the effective date of the registration statement. Please provide similar

disclosure in other applicable sections of the prospectus, such as the Summary, Plan of Distribution and Description of Securities sections.

Registration Fee Table

3.   We note that it does not appear that you have included the shares underlying the rights as part of this registration statement and that the rights are exercisable upon consummation of the initial business combination. Given that the combination could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the same time. Please revise to include the underlying shares as part of the registration statement. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

Exhibits

4.   Please re-file Mr. Folinsbee's consent to be named as a director as the Exhibit 99.4 filed is unsigned. Please also confirm that your Form of Indemnity Agreement will be filed by amendment as it has not been previously filed contrary to the notations to your Exhibit Index.

Form of Legal Opinions

5.   Please direct local counsel to provide a binding obligation opinion with respect to the legality of the units. In the alternative, please provide counsel's analysis as to why the units should be treated in a similar fashion as shares of capital stock under applicable law. We may have further comments after reviewing this response.

6.   Please direct counsel to remove the assumption (f) from the third paragraph on page 1 of Exhibit 5.2 insofar as it pertains to the Company's authorization of the Rights Agreement and Warrant Agreement. In the alternative, please direct local counsel to opine that the Company duly authorized the Rights Agreement and Warrant Agreement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Arila Er Zhou, Esq.